UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-70627 |

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** ANDENDING **12/31/22**

MM/DD/YY           MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **McKenzie Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

208 Ave, Luis Munoz Rivera (Banco Popular Center) 10th Floor, Suite 1029

(No. and Street)

| San Juan | PR | 00918 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Angela Hajek | 678-679-8640 | finop@mckenziesecurities.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**TPS Thayer LLC**

(Name – if individual, state last, first, and middle name)

| 1600 Hwy 6, Ste. 100 | Sugarland | TX | 77478 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 07/14/2020 | | 6706 | |
| (Date of Registration with PCAOB)(If applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







Aff. 217

## OATH OR AFFIRMATION

I, Alpheus Cameron McKenzie, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McKenzie Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

March 21, 2023

Signature:

Title: CEO

Notary Public

IGNACIO J. LLERENA GUTIERREZ ABOGADO - NOTARIO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





Sello

RECIBO

4U22-03561612

03/06/2023

$5.00

Sello de Asistencia Legal

80004-2023-0306-04443195

IGNACIO J. LLERENA GUTIERREZ

ABOGADO NOTARIO

# MCKENZIE SECURITIES, LLC

## FINANCIAL STATEMENTS
## AND SUPPLEMENTAL SCHEDULES

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2022

# McKenzie Securities, LLC

# TABLE OF CONTENTS
For the Year Ended December 31, 2022



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
McKenzie Securities, LLC
Banco Popular Center
208 Ave Luis Munoz Rivera, 10th Floor, Suite 1008
San Juan, PR 00918

### Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of McKenzie Securities, LLC (the "Company") as of December 31, 2022, and the related statements of income, changes in member's equity, and cash flows for the year then ended, December 31, 2022, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplementary Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of McKenzie Securities, LLC's financial statements. The supplemental schedules are the responsibility of McKenzie Securities, LLC's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*TPS Thayer, LLC*

TPS Thayer LLC
We have served as McKenzie Securities, LLC's auditor since 2021.
Sugar Land, TX
March 24, 2023

# McKenzie Securities, LLC

## STATEMENT OF FINANCIAL CONDITION

As of December 31, 2022

| | | |
|---|---|---:|
| **ASSETS** | | |
| Cash | $ | 171,072 |
| Accounts Receivable | | 22,400 |
| Prepaid Expenses | | 23,996 |
| **TOTAL ASSETS** | **$** | **217,468** |
| | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| | | |
| **LIABILITIES** | | |
| Accounts Payable & Accrued Liabilities | $ | 1,720 |
| Related Party Payables | | 7,684 |
| **TOTAL LIABILITIES** | **$** | **9,404** |
| | | |
| **COMMITMENTS AND CONTINGENCIES** | | - |
| | | |
| Member's Equity | | 208,064 |
| **TOTAL MEMBER'S EQUITY** | **$** | **208,064** |
| | | |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **217,468** |

The accompanying notes are an integral part of these financial statements

# McKenzie Securities, LLC

## STATEMENT OF INCOME

For the Year Ended December 31, 2022

| | | |
|---|---|---:|
| **REVENUE** | | |
| Service Fees | $ | 320,000 |
| **TOTAL REVENUE** | **$** | **320,000** |
| | | |
| **EXPENSES** | | |
| Professional Fees | | 39,009 |
| Salaries | | 40,000 |
| Regulatory Fees | | 7,450 |
| Technology, Data, & Communications | | 9,868 |
| Rent Expense | | 12,000 |
| Other Expenses | | 5,003 |
| **TOTAL EXPENSES** | **$** | **113,330** |
| | | |
| **NET INCOME** | **$** | **206,670** |

# McKenzie Securities, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2022

| | | |
|---|---|---:|
| **BALANCE AT JANUARY 1, 2022** | $ | **101,394** |
| Distributions | | (100,000) |
| Net Income | | 206,670 |
| **BALANCE AT DECEMBER 31, 2022** | $ | **208,064** |

The accompanying notes are an integral part of these financial statements

## McKenzie Securities, LLC

## STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---:|
| Net Income | $ | 206,670 |
| Changes in operating assets and liabilities: | | |
| Prepaid Expenses | | (16,077) |
| Accounts Receivable | | 7,850 |
| Accounts Payable, Accrued Expenses, & Other Liabilities | | (2,023) |
| **Net Cash Provided by Operating Activities** | **$** | **196,420** |

**CASH FLOWS FROM FINANCING ACTIVITIES**

| | | |
|---|---|---:|
| Distributions | | (100,000) |
| **Net Cash Used in Financing Activities** | **$** | **(100,000)** |

| | | |
|---|---|---:|
| **NET INCREASE IN CASH** | **$** | **96,420** |
| **CASH BALANCE AT JANUARY 1, 2022** | **$** | **74,652** |
| **CASH BALANCE AT DECEMBER 31, 2022** | **$** | **171,072** |

The accompanying notes are an integral part of these financial statements

# McKenzie Securities, LLC

## NOTES TO THE FINANCIAL STATEMENTS
### For the Year Ended December 31, 2022

### 1. Organization and Nature of Business

McKenzie Securities, LLC (the Company) was organized as a Puerto Rico Limited Liability Company in October 2020 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member with the Financial Industry Regulatory Authority (FINRA) effective June 2021. The Company is a wholly owned subsidiary of McKenzie Holdings, LLC (Parent). The Company's business is to act as an investment banker in private placement transactions and mergers and acquisitions. The Company is also able to share in commissions for transactions referred to other broker dealers.

### 2. Significant Accounting and Reporting Policies

#### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

#### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

#### Cash and Cash Equivalents

The Company maintains its cash in bank deposit account(s) which, at times, may exceed federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2022, the Company had no cash equivalents.

#### Accounts Receivable

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be charged to operations when that determination is made.

#### Revenue

The Company recognizes Revenue from Contracts with Customers in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additionally, the guidance requires the Company to follow a five step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues includes fees arising from private securities placement and advisory fees. Private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Private placement fees are recorded based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed. Advisory fees are based on the Company providing monthly placement and advisory services, which are recorded at the end of each month in which service obligations have been performed.

### Fair Value of Financial Instruments
FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad Levels:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3–inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash, accounts receivables, accounts payable and accounts payable-related party.

### Income Taxes
The Company, with the consent of its Member, has elected under the Internal Revenue Code to be treated as a partnership under the provision of the internal revenue code which provides that the members are taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

**Current Expected Credit Losses**

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) Measurement of Credit Losses on Financial Instruments, which significantly changed the way entities recognize and record credit losses on financial instruments such as loans, loan commitments, and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

The Company, may, at times, have an account receivable related to retainer fees from executed agreements with independent external parties. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As such, the Company regularly reviews its accounts receivable for any bad debts based on the nature and contractual life or expected life of the financial assets, the Company's collection experience, and customer worthiness.

## 3.Related Parties

The Company is a wholly owned subsidiary of McKenzie Holdings, LLC. McKenzie and Associates, LLC (Affiliate), is also wholly owned by McKenzie Holdings, LLC. In connection with this relationship, the Company and its Affiliate have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. During 2022, the Company recorded expenses under this agreement totaling $22,608. Included in the total is a provision for rent. The Company recorded rent totaling $12,000 related to the shared expense with the Affiliate, rent is on a month-to-month basis.

As of December 31, 2022, the Company had related party payables to three parties of $7,684.

## 4. Regulatory Requirements

**Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 800% or 8:1 within its first year of business.

At December 31, 2022, the Company had net capital of $161,668 which was $156,668 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 5.82%.

**Reserve Requirements**

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022, without exception.

# McKenzie Securities, LLC

## NOTES TO THE FINANCIAL STATEMENTS
### For the Year Ended December 31, 2022

**Possession and Control Requirements**

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022, without exception.

## 5. Operating Lease Obligations

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve months. All such leases are to balance sheet for all leases with terms greater than twelve months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures in the December 31, 2022, financial statements. The rent agreement is on a month-to-month basis.

## 6. Accounts Receivable

As of December 31, 2022, the Company had accounts receivable of $22,400, due from four customers. The Company has no allowance for bad debt as they believe the amounts are collectable.

## 7. Prepaid Expenses

As of December 31, 2022, the Company had Prepaid expenses of $8,696, noted below:

| | |
|---|---:|
| CRD fees | 2,375 |
| Finra fees | 3,994 |
| Insurance | 362 |
| Other | 1,965 |
| Withholding taxes | 15,300 |
| Total | 23,996 |

## 8. Accounts Payable and Accrued Liabilities

As of December 31, 2022 the Company had $1,720 of accounts payable and accrued liabilities:

| | |
|---|---:|
| Accounts Payable | 520 |
| Sales Tax Payable | 1,200 |
| Total | 1,720 |

# McKenzie Securities, LLC

## NOTES TO THE FINANCIAL STATEMENTS
## For the Year Ended December 31, 2022

### 9. Professional Fees

During the year ended December 31, 2022 the Company recorded professional fees of $39,009 as follows:

| | |
|---|---:|
| Audit | 6,000 |
| Accounting | 24,760 |
| Legal | 188 |
| Consulting | 8,061 |
| Total | 39,009 |

### 10. Member's Equity

During the year ended December 31, 2022, the Company made distributions to the member of $100,000 in cash.

### 11. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of beginning of 2022, end of 2022, and during the year ended December 31, 2022.

### 12. Commitments and Contingencies

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

### 13. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2022, through March 24, 2023, the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2022, financial statements.

# SUPPLEMENTAL INFORMATION

## McKenzie Securities, LLC

## SCHEDULE I

**Computation of Net Capital under Rule 15c3-1 of the**
**Securities and Exchange Commission**
For the Year Ended December 31, 2022

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| TOTAL MEMBER'S EQUITY | $ | 208,064 |
| LESS: | | |
| Non-Allowable Assets | | |
| Prepaid Expenses | $ | (23,996) |
| Accounts Receivable | $ | (22,400) |
| Total Non-Allowable Assets | $ | (46,396) |
| Other Operational Deductions or Charges | $ | - |
| **TENTATIVE NET CAPITAL** | $ | **161,668** |
| **HAIRCUTS ON SECURITIES** | $ | **-** |
| **NET CAPITAL** | $ | **161,668** |
| Minimum dollar net capital requirement of reporting broker dealer | $ | 5,000 |
| **EXCESS NET CAPITAL** | $ | **156,668** |
| **TOTAL AGGREGATE INDEBTEDNESS** | $ | **9,404** |
| **MINIMUM NET CAPITAL BASED ON AI** | $ | **1,176** |
| **PERCENTAGE OF NET CAPITAL TO AI** | | **5.82%** |

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

# SUPPLEMENTAL INFORMATION

## McKenzie Securities, LLC

## SCHEDULE II

**Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934**

For the Year Ended December 31, 2022

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022, without exception.

# SUPPLEMENTAL INFORMATION

## McKenzie Securities, LLC

### SCHEDULE III
**Information Relating to the Possession or Control Requirements**
**under the Securities and Exchange Commission Rule 15c3-3**
For the Year Ended December 31, 2022

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022, without exception.



TPS THAYER
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
Exemption Review Report

To the Director and Member
McKenzie Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which McKenzie Securities, LLC identified the following provisions of 17 C.F.R. §240.17a-5(d)(1) and (4) under which McKenzie Securities, LLC states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business activities exclusively to participating in distributions of securities, (other than firm commitment underwritings) in accordance of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as a finder, and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers: did not carry accounts for customers and , it does not carry accounts for customers, it does not hold securities or funds for customers.

3. The Company did not carry proprietary accounts for broker dealers (PAB accounts), (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

McKenzie Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. McKenzie Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Pullman Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (a) or (b)(2) of Rule 15c2-4 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, TX
March 24, 2023

PBK (6/21)


**Exemption Report for Non-Covered Firm**

McKenzie Securities, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving private placements; receipt of referral fees; and mergers and acquisitions advisory services, including fairness opinions. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, A. Cameron McKenzie Hertell, swear (or affirm) that, to my best knowledge and belief, this Exemption
Report is true and correct.

CMcK

Authorized Signature
Title: CCO/Managing Member
Date: 2/6/2023

PBK-CL-7.3

Tel: 1-866-588-4434 | Email: info@mckenziesecurities.com| Website: www.mckenzieaa.com